Exhibit 8.1

Subsidiaries of NeoGames S.A

Name	State or Other Jurisdiction of Incorporation or Organization
NeoGames S.A.	Luxemburg
NeoGames Connect s.a.r.l.	Luxemburg
Neogames Systems Ltd.	Israel
Neogames US LLP	United States
NG Connect Ltd	Malta
NG Malta Branch	Malta
NeoGames Solutions LLC	United States
Neogames S.R.O	Czech
Neogames Ukraine	Ukraine
NeoPollard Interactive LLC	United States
Aspire Global International Limited	Malta
AG Software Ltd	Malta
Aspire Global Marketing Solutions Ltd	Israel
AG Communications Limited	Malta
AG 7 Limited	Malta
Utopia Management Group Ltd	British Virgin Islands
ASG Technologies Ltd	British Virgin Islands
Aspire Global Ukraine	Ukraine
Novogoma Ltd	Malta
Neolotto Ltd	Malta
Minotauro Media Limited	Ireland
Marketplay Ltd	Malta
NEG Group Limited	Malta
Vips Holdings	Malta
GMS Entertainment Limited (“GMS”)	Isle of man
BtoBet Limited	Gibraltar
Cylnelish, Sociedad, Limitda	Spain
Aspire Global US Inc.	USA
BNG Investment Group Ltd.,	British Virgin Islands